EXHIBIT E



KEY ENERGY GROUP, INC.
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NEWS RELEASE


FOR IMMEDIATE RELEASE

KEY ENERGY GROUP MAKES $16 PER SHARE CASH PROPOSAL
TO DAWSON PRODUCTION SERVICES BOARD

EAST BRUNSWICK, N. J., JUNE 29, 1998 - Key Energy Group, Inc. (NYSE: KEG) announced today that it has made a proposal to the board of directors of Dawson Production Services, Inc. (Nasdaq: DPSI) to acquire all of the issued and outstanding shares of Dawson common stock for $16.00 per share in cash. This price represents a premium of 62% over the closing price of Dawson's shares on June 12, 1998, the last trading day prior to the date on which Key disclosed its present investment of 820,500 shares of Dawson common stock. The proposed transaction would have a total market equity value of approximately $180 million and is anticipated to be accretive to Key's earnings and cash flow per share in the first year after the close of the transaction.

Francis D. John, Chairman and Chief Executive Officer of Key, said, "We believe that together, Key and Dawson would be a superb fit. Key / Dawson would be the largest well servicing company in the world, positively staged for future growth, with leading positions in nearly all major domestic producing regions and with great expansion prospects throughout the world. The combination would provide substantial benefits to shareholders, employees and customers of both companies. Key Energy has a proven track record of successfully integrating acquisitions. By leading the consolidation of the well servicing industry, Key has substantially increased its revenues, earnings and cash flow each year since 1992."

Following is the full text of the letter from Mr. John that was delivered today to Mr. Michael E. Little, Chairman, President and Chief Executive officer of Dawson, and other members of Dawson's Board of Directors:

"June 29, 1998

The Board of Directors of
Dawson Production Services, Inc.
112 E. Pecan Street, Suite 1000
San Antonio, Texas 78205

Mr. Michael E. Little and other Board Members:

         Mike, over the past three years you and I with our respective Board members have discussed the significant value that would be created by a combination of Key Energy Group, Inc. ("Key") and Dawson Production Services, Inc. ("Dawson"). Since May of last year we have made three specific proposals to Dawson that we believe would have benefitted both companies' shareholders. Subsequent to our most recent discussions, in January and February of this year, Key has continued to analyze the possible benefits of such a combination. This analysis reconfirms our belief that the companies would be a superb fit. Key/Dawson would be the largest well servicing company in the world, positively staged for future growth, with leading positions in nearly all major domestic producing regions and with great expansion prospects throughout the world. The combination would provide substantial benefits to shareholders, employees and customers of both companies.

         Key and Dawson have each shown significant operating improvements as we have successfully consolidated the well servicing industry. We believe more than ever that a Key/Dawson combination creates real shareholder value; therefore, Key is pleased to submit to you its proposal to acquire, at a cash price of $16.00 per share, all issued and outstanding shares of common stock of Dawson. This price represents a premium of 62% over the closing price of Dawson's shares on June 12, 1998, the last trading day prior to the date on which Key disclosed its present investment in Dawson.

         While this is an all-cash proposal, we believe that the combined company's equity would be highly attractive, and accordingly we would be willing to consider a stock-for-stock transaction or a mixed stock-and-cash transaction.

         The combination of Key and Dawson would create a stronger, more competitive entity. In addition, a Key/Dawson combination would provide significant operational and financial consolidation benefits and, based on our current analyses and projections, should be accretive within the first year of combined operations.

         Based on extensive conversations with a major commercial bank and a leading investment bank, Key is highly confident that financing would be available to pay for all transaction-related financing requirements, including Dawson's shares and for any necessary refinancing of existing debt.

         This proposal obviously is subject to the negotiation and execution of definitive documentation on mutually satisfactory terms; however, we believe that this could be accomplished quite expeditiously.

         Our interest in Dawson is strong, and, as stated above, we have made a substantial investment in Dawson. As disclosed in our Schedule 13D filed with the SEC on June 15, 1998, Key now owns 820,500 shares of Dawson common stock, representing approximately 7.3% of the shares outstanding based on current publicly available information. Simultaneously with the transmission of this letter, we have issued a public announcement setting forth the text of this letter.

         We believe that Dawson's shareholders will find our proposal extremely attractive and trust that you will give careful consideration to it. Our strong preference is to proceed harmoniously and cooperatively within the framework of a negotiated transaction. To this end, we would welcome the opportunity to meet with you to discuss our proposal at the earliest possible date. We look forward to hearing from you in the near future.

Very truly yours,

/ s /  Francis D. John
Chairman, President and Chief Executive Officer
Key Energy Group, Inc."


                                  - more -


On June 15, 1998 Key Energy filed a Schedule 13D with the Securities and Exchange Commission to report its purchase in the open market of 820,500 shares of Dawson common stock, representing approximately 7.3% of Dawson's outstanding shares based on current publicly available information.

Key Energy Group, Inc. is a holding company with diversified energy operations, including well servicing, oilfield services, contract drilling and oil and natural gas production. Key has operations in most major domestic onshore producing regions and in Argentina.

CONTACT:  Key Energy Group, Inc                 Abernathy MacGregor Frank
          Jim Dean                              Joele Frank / Dan Katcher
          (732) 247-4822                        (212) 371-5999

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